                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)



                          TRANSCEND THERAPEUTICS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  89353T 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 89353T 10 2                  13G                              PAGE 2

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
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  1   NAMES OF REPORTING PERSONS: THE VENTURE CAPITAL FUND OF NEW ENGLAND III, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  / /       (b)  / /
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Massachusetts
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           368,764(1)
                     ------------------------------------------------------------------------------------------
      NUMBER OF      6     SHARED VOTING POWER
       SHARES
    BENEFICIALLY           NONE
      OWNED BY       ------------------------------------------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              368,764(1)
        WITH
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           NONE
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      368,764(1)
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                              / /
--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.4%(2)
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------



(1) Includes shares issuable upon exercise of a warrant to purchase up to 5,027 shares of Common Stock at $10.00 per share.

(2) Based upon 5,758,649 shares of Common Stock outstanding as of December 31, 1997.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP NO. 89353T 10 2                  13G                              PAGE 3

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
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  1   NAMES OF REPORTING PERSONS: FH & CO. III, L.P.

      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  / /       (b)  / /
--------------------------------------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.
--------------------------------------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                           368,764(1)
                     ------------------------------------------------------------------------------------------
      NUMBER OF      6     SHARED VOTING POWER
       SHARES
    BENEFICIALLY           NONE
      OWNED BY       ------------------------------------------------------------------------------------------
        EACH         7     SOLE DISPOSITIVE POWER
      REPORTING
       PERSON              368,764(1)
        WITH
                     ------------------------------------------------------------------------------------------
                     8     SHARED DISPOSITIVE POWER

                           NONE
---------------------------------------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      368,764(1)
--------------------------------------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*                               / /
--------------------------------------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.4%(2)
--------------------------------------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------



(1) Consists of shares owned by The Venture Capital Fund of New
    England III, L.P., of which FH & Co. III, L.P. is a general partner. Includes shares issuable upon exercise of a warrant to purchase up to 5,027 shares of Common Stock at $10.00 per share.

(2) Based upon 5,758,649 shares of Common Stock outstanding as of December 31, 1997.

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G                                                            Page 4

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Item 1:     (a)    Name of Issuer: Transcend Therapeutics, Inc., a Delaware
                                   corporation (the "Company")

            (b)    Address of Issuer's Principal Executive Offices:
                   640 Memorial Drive
                   Cambridge, Massachusetts 02139

Item 2:     (a)    Name of Persons Filing:

                   The Venture Capital Fund of New England III, L.P. ("VCFNE")
                   FH & Co. III, L.P. ("FH & Co.")

            (b)    Address of Principal Business Office or, if none, Residence:

                   160 Federal Street, 23rd Floor
                   Boston, Massachusetts 02110
                   (as to both VCFNE and FH & Co.)

            (c)    Citizenship:

                   VCFNE and FH & Co. are both Massachusetts limited partnerships.

            (d)    Title of Class of Securities:

                   Common Stock, $.01 par value per share, of Transcend
                   Therapeutics, Inc.


            (e)    CUSIP Number: 89353T 10 2.

Item 3: If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b) . . .

                   Not Applicable

Item 4:            Ownership.


            (a)    Amount Beneficially Owned:                      COMMON STOCK
                                                                   ------------

                   VCFNE                                              368,764
                   FH & CO.                                           368,764


            (b)    Percent of Class:                               PERCENTAGE
                                                                   ----------

                   VCFNE                                              6.4%
                   FH & CO.                                           6.4%

            (c) VCFNE, a Massachusetts limited partnership, has sole power to direct the vote, and sole power to dispose or direct the disposition, of the 368,764 shares reported herein, which power is exercised on its behalf by FH & Co., a Massachusetts limited partnership and the sole general partner of VCFNE.
                   Such number of shares includes, pursuant to Rule 13d-3, 5,027 shares of Common Stock issuable upon exercise of a warrant to purchase such shares at $10.00 per share. The four general partners of FH & Co. share the power to direct the vote, and share the power to dispose or direct the disposition, of the 368,764 shares reported herein.

Item 5:            Ownership of five percent or less of a class: Not Applicable.

Item 6: Ownership of more than five percent on behalf of another person: Not Applicable.


SCHEDULE 13G                                                            Page 5

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

Item 7:            Identification and Classification of the Subsidiary Which Acquired
                   the Security Being Reported on By the Parent Holding Company:
                   Not Applicable

Item 8:            Identification and Classification of Members of the Group: Not Applicable


Item 9:            Notice of Dissolution of Group: Not Applicable


Item 10:           Certification: Not Applicable

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated: January 16, 1998




THE VENTURE CAPITAL FUND OF NEW ENGLAND III, L.P.

By: FH & CO. III, L.P.
    ----------------------------
    General Partner


By: /s/ William C. Mills III
    ----------------------------
    William C. Mills III
    General Partner



FH & CO. III, L.P.

By: /s/ William C. Mills III
    ----------------------------
    William C. Mills III
    General Partner